Exhibit 99.1

Volvo Plans Bus Body Cooperation in India

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 27, 2006--Volvo Bus Corporation (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) and the Indian company Jaico Automobiles (Azad Group) have reached an agreement to start a joint company in India for production of bus bodies based on Volvo Buses' body technology.

Volvo Buses will be the majority owner with a 70% stake in the new company, which plans to build a new plant with a capacity of 1,000 bus bodies per year.

The bus bodies will primarily be used for Volvo buses and coaches in the Indian market. The new company will also investigate possibilities to export buses to other Volvo markets in Africa, the Middle East and Southeast Asia.

Volvo Buses and Jaico Automobiles (Azad Group) have initiated the process that will result in a decision regarding where the new plant will be located. This effort involves contacts with various state governments in India.

When ready, the new plant will be one of the most modern body plants in South Asia with all the characteristic of a Volvo plant when it comes to quality, safety and care for the environment.

Volvo Buses is today the market leader in India for luxury, air-conditioned express coaches. The company has also entered the city bus market in India with a modern low-floor bus with air-conditioning. The bodies to Volvo's Indian coaches and buses are manufactured by Jaico Automobiles (Azad Group) at a plant in Bangalore.

Jaico Automobiles is a company in the Azad Group. Formed in 1957, the Azad Group established its first body plant in Delhi. Azad Group today carries out body building production in Bangalore and Jaipur.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/58/46/wkr0019.pdf)

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CONTACT: Volvo Buses
Akash Passey, +46 31 322 64 80
or
Per-Martin Johansson, +46 31 322 52 00